Mail Stop 3561
							January 31, 2006
David G. Barnes
Chief Financial Officer
RadioShack Corporation
300 RadioShack Circle
Ft. Worth, TX 76102

Re:	RadioShack Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Forms 10-Q for Fiscal Quarter Ended September 30, 2005
      File No. 1-5571

Dear Mr. Barnes:

            We have reviewed your filings and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

              Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Note 24 - Product Sales Information

1. We have read your response to comment (4) of our letter dated December 9, 2005. We note that you aggregate certain operating segments and components into one reportable segment as a result of your assessment that all of the operating segments have similar economic characteristics. Please provide us with quantitative data to support your assertion. This data should cover a period of sufficient length in order to clearly show that historical revenues and profits are in fact similar (e.g. yearly variances move in the same direction and with the same magnitude).


* * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Michael Moran, Accounting Branch Chief, at
(202) 551-3841 if you have questions regarding the comments.


      Sincerely,


	Michael Moran
      Branch Chief

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David Barnes
RadioShack
January 31, 2006
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